Burns Philp

02 FEB 27 AM 8:45

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
[redacted]
02015443
T
Tl ... (02) 9227 9371
FAX: (02) 9223 1234

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	27 February 2002
SUBJECT:	**Documents Sent to Security Holders**
No of Pages:	6 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the ASX today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Attachs.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9333
TEL: INT'L +61 (2) 9227 9333
FAX: (02) 9223 1234

27 February 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

DOCUMENTS SENT TO SECURITY HOLDERS

In accordance with Listing Rule 3.17, I enclose copies of letters sent today to the Company's issuer sponsored and CHESS holders who have holdings under multiple holder numbers.

Yours faithfully

HELEN GOLDING
Company Secretary

Encls

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9333
TEL: INT'L +61 (2) 9227 9333
FAX: (02) 9223 1234

26 February 2002

Dear Security Holder,

AMALGAMATION OF SECURITY HOLDINGS

Burns Philp currently has three securities on issue: ordinary shares, converting preference shares and options.

A review of the Burns Philp register has revealed that a large number of holders have more than one holding with the same address. This results in Burns Philp sending multiple copies of documents to the same address, which increases the cost of maintaining the register.

To reduce costs and to allow you to simplify your security holdings, Burns Philp is endeavouring to amalgamate holdings where a security holder has holdings under more than one Securityholder Reference Number (SRN) or Holder Identification Number (HIN). Burns Philp needs the consent of relevant security holders to do this.

According to our records, you hold Burns Philp securities under the SRNs detailed on the attached form.

To authorise us to allocate a single Securityholder Reference Number to all your holdings of Burns Philp issuer sponsored securities, could you please sign and return the attached form to Burns Philp's security registrar, ASX Perpetual Registrars Limited, in the reply paid envelope provided, or via fascimile to (02) 9261 8489 as soon as possible.

If, for some reason, you do not wish to amalgamate your holdings, no action is required. However, *as it will mean significant costs savings to Burns Philp we encourage all security holders to consent to the amalgamation of their holdings wherever possible.*

If you have any questions about this process, please contact ASX Perpetual Registrars Limited on (02) 8280 7127.

Yours faithfully

HELEN GOLDING
Company Secretary

Burns, Philp & Company Limited
ABN 65 000 000 359

ISSUER SPONSORED AMALGAMATION FORM

PLEASE COMPLETE, SIGN AND RETURN THIS FORM IN THE ENCLOSED REPLY PAID ENVELOPE TO: ASX PERPETUAL REGISTRARS LIMITED, LOCKED BAG A14, SYDNEY SOUTH, NSW 1234 OR SEND VIA FACSIMILE TO (02) 9261 8489.

By signing this form, I/we acknowledge that my/our issuer sponsored holdings of Burns Philp securities will be amalgamated and a single Securityholder Reference Number (SRN) will be provided for all holdings. Please indicate your preference (if any) for the SRN you would like to retain.

______________________________ _____ / _____ / _____
Signature(s) (note: all joint holders must sign) Date

______________________________ _____ / _____ / _____
Signature(s) (note: all joint holders must sign) Date

If you have any queries about this form or about your holdings of Burns Philp securities, please contact our share registry on (02) 8280 7127.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9333
TEL: INT'L +61 (2) 9227 9333
FAX: (02) 9223 1234

26 February 2002

Dear Security Holder,

AMALGAMATION OF SECURITY HOLDINGS

Burns Philp currently has three securities on issue: ordinary shares, converting preference shares and options.

A review of the Burns Philp register has revealed that a large number of holders have more than one holding with the same address. This results in Burns Philp sending multiple copies of documents to the same address, which increases the cost of maintaining the register.

To reduce costs and to allow you to simplify your security holdings, Burns Philp is endeavouring to amalgamate holdings where a security holder has holdings under more than one Securityholder Reference Number (SRN) or Holder Identification Number (HIN). Burns Philp needs the consent of relevant security holders to do this.

According to our records, you hold Burns Philp securities under the SRNs or HINs detailed on the attached form.

If you have CHESS holdings, it is not possible for Burns Philp's security registrar to make any changes to your holdings. It is necessary for you to request your stockbroker to do so. If you would like to convert your existing holdings to one CHESS holding, please sign and send the enclosed Amalgamation Form to your stockbroker. Alternatively you can ask your broker to convert your holdings to one issuer sponsored holding. You may wish to seek advice from your stockbroker.

If, for some reason, you do not wish to amalgamate your holdings, no action is required. However, as it will mean significant costs savings to Burns Philp we encourage all security holders to consent to the amalgamation of their holdings wherever possible.

If you have any questions about this process, please contact ASX Perpetual Registrars Limited on (02) 8280 7127.

Yours faithfully

HELEN GOLDING
Company Secretary

Burns, Philp & Company Limited
ABN 65 000 000 359

AMALGAMATION FORM

PLEASE COMPLETE, SIGN AND RETURN THIS FORM TO YOUR STOCKBROKER.

I/we request that our holdings of Burns Philp securities be amalgamated. I/we acknowledge that the amalgamation of my/our holdings will result in a single Holder Identification Number (HIN) for each of the holdings below.

__________________________________ _____/_____/_____

Signature(s) (note: all joint holders must sign) Date

__________________________________ _____/_____/_____

Signature(s) (note: all joint holders must sign) Date

If you have any queries about this form or about your holdings of Burns Philp securities, please contact our share registry on (02) 8280 7127.